EMI

RECEIVED

2004 MAY 20 AM 11:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

13th May, 2004.

Attn: Filing Desk - Stop 1-4

04030282

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th May 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 13th May 2004, confirming that The Goldman Sachs Group, Inc. has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 11th May 2004, held 40,907,500 shares, being 5.19% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/20

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/30

Company Announcements Office,
London Stock Exchange.

13th May, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after close of business on 12th May 2004, that, as at 11th May 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 40,907,500 shares, being 5.19% of the shares in issue. We were further notified that 26,249,168 shares were held by Goldman, Sachs & Co. and 14,658,332 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231